SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U5S/A

ANNUAL REPORT

For the Fiscal Year Ended March 31, 2004

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

Item 9 has been amended and restated in its entirety and Item 10 now includes Exhibit D-2 which will be filed pursuant to confidential treatment under Rule 104.

ITEM 9.	WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

ScottishPower UK Holdings Limited, a company organized under the laws of Scotland, whose location and business address is 1 Atlantic Quay Glasgow G2 8SP Scotland UK, is a foreign utility company, which is an intermediate holding company for Scottish Power plc’s U.K. interest in the generation, transmission and distribution business and associated services. Listed below are also the other FUCOs held under ScottishPower UK Holdings Limited, and EWGs in the ScottishPower System.

In this section a conversion ratio of £1 to $1.838 has been used

Part I(a) Update as necessary

Name of Company and Location	Holds Interest in Company	Descrip. of Facilities	Aggregate Investment Amount £ - $	Retained Earnings as of 3/31/04	Company Debt/Eq. Ratio 3/31/04**
ScottishPower UK Holdings Limited (FUCO) - 1 Atlantic Quay Glasgow G2 8SP Scotland UK	Scottish Power plc	Holding Company	£596 million $1,095 million	£10 million $18 million*	0.07
Scottish Power UK plc (FUCO) - 1 Atlantic Quay Glasgow G2 8SP Scotland UK	Scottish Power UK Holdings Ltd	Holding Company	£592 million $1,088 million	£521 million $958 million*	2.18
SP Manweb plc England and Wales (FUCO) - 3 Prenton Way Prenton United Kingdom CH43 3ET	Scottish Power Investments Limited	Ownership & operation of distribution network	£554 million $1,018 million	£450 million $827 million*	0.36
Flying Cloud Power Partners, LLC – Iowa (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	44 MW wind generation project – (UC)	$46.9 million	$.8 million	98% Debt 2% Equity
Klamath Energy LLC Oregon (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	100 MW gas fired peaking plant	$50.8 million	$.1 million	102% Debt (2%) Equity

Klondike Wind Power LLC - Oregon (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	24 MW wind generation plant	$18.1 million	$.5 million	97% Debt 3% Equity
Moraine Wind LLC Minnesota (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	51 MW wind generation plant	$55.3 million	$1.1 million	98% Debt 2% Equity
Phoenix Wind Power LLC California (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	3 MW wind generation plant	$2.0 million	$.4 million	92% Debt 8% Equity
Mountain View Power Partners III LLC (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	22 MW wind generation plant	$32.8 million	$.1 million	99.7% Debt 0.3% Equity
Colorado Green Holdings LLC (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	Colorado Wind Ventures LLC	162.0 MW wind generation project	$97.8 million	$.1 million	60% Debt 40% Equity
PPM Alta Mesa LLC (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209 Ivanhoe Wind Energy LLC (EWG) _ 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc PPM	40 MW wind generation project 150 MW	N/A N/A	N/A N/A	N/A N/A
Ivanhoe Wind Energy LLC (EWG) 1125 NW couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	150 MW wind generation	N/A	N/A	N/A
Mountain View Green LLC (EWG) - 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	N/A	N/A	N/A	N/A

*	Retained earnings have been calculated under UK GAAP as at the balance sheet date 31 March 2004

**	The company debt/equity ratios have been calculated on the basis of excluding any short term bank and other deposits held.

Part I (b)

As of March 31, 2004, the aggregate capital invested directly or indirectly by ScottishPower plc in SPUK Holdings, SPUK or SP Manweb is set forth below. ScottishPower plc does not have aggregate capital invested in the EWGs.

Name of Company	Common stock investment	Loans £-$	Guarantees £-$
Scottish Power UK Holdings Limited (FUCO)	£596 million $1,095 million	N/A	N/A
Scottish Power UK plc (FUCO) Scotland	£592 million $1,088 million	£1,014.75* million $1,865.11* million	N/A
SP Manweb plc England and Wales (FUCO)	£554 million $1,018 million	N/A	£50 million $91.9 million

*	Direct loans from Scottish Power plc to Scottish Power UK plc and ScottishPower NA 1 Ltd, ScottishPower NA2 Ltd to Scottish Power UK plc

As of March 31, 2004, there was no debt or other financial obligations of an affiliate EWG, SPUK Holdings, SPUK or SP Manweb for which there is recourse, directly or indirectly to Scottish Power plc or another system company (other than an EWG or FUCO).

During the reporting period there were no transfers of assets from any system company (other that an EWG or FUCO) to an affiliate EWG, SPUK Holdings, SPUK or SP Manweb.

Part 1(c)

The ratio of debt to common equity for the affiliate EWGs, SPUK Holdings, SPUK and SP Manweb is set forth below.

Name of Company	DEBT	Equity	Ratio of debt to equity	Retained Earnings
ScottishPower UK Holdings Limited	£44 million $81 million*	£606 million $1,114 million*	0.07	£10 million $18 million**
Scottish Power UK plc	£3,309 million $6,082 million*	£1,519 million $2,712 million*	2.18	£521 million $958 million**
SP Manweb plc	£184 million $338 million*	£514 million $945 million*	0.36	£450 million $827 million**
Flying Cloud Power Partners, LLC	$46.1 million	$.8 million	98% Debt 2% Equity	$.8 million
Klamath Energy LLC	$51.8 million	($1.0 million)	102% Debt (2%) Equity	$.1 million
Klondike Wind Power LLC	$17.5 million	$.6 million	97% Debt 3% Equity	$.5 million
Moraine Wind LLC	$54.2 million	$1.1 million	98% Debt 2% Equity	$1.1 million
Phoenix Wind Power LLC	$1.8 million	$.2 million	92% debt 8% Equity	($.4 million)
Mountain View Power Partner III LLC	$32.7 million	$.1 million	99.7% Debt 0.3% Equity	$.1 million
Colorado Green Holdings LLC	$117.0 million	$78.5 million	60% Debt 40% Equity	$.1 million
PPM Alta Mesa LLC	N/A	N/A	N/A	N/A
Ivanhoe Wind Energy LLC	N/A	N/A	N/A	N/A
Mountain View Green LLC	N/A	N/A	N/A	N/A

*	As at 31 March 2004 under UK GAAP

**	Retained earnings have been calculated under UK GAAP as at the balance sheet date 31 March 2004

Key terms: FUCO means Foreign Utility Company - EWG means Exempt Wholesale Generator

Part I (d) As of the end of the reporting period there was one service contract between Scottish Power UK plc and PacifiCorp.

Part II Organization chart showing relationship of each EWG and FUCO to other system companies.

FUCOs

ScottishPower plc

Scottish Power UK Holdings Limited

Scottish Power UK plc

ScottishPower Investments Limited

SP Manweb plc

EWGs

ScottishPower plc

ScottishPower NA 1 Ltd

ScottishPower NA 2 Ltd

PacifiCorp Holdings Inc

PPM Energy, Inc.

Flying Cloud Power Partners, LLC

Klamath Energy LLC

Klondike Wind Power LLC

Moraine Wind LLC

Phoenix Wind Power LLC

Mountain View Power Partners III

Colorado Green Holdings LLC

PPM Alta Mesa LLC

Ivanhoe Wind Energy LLC

Mountain View Green LLC

Part III State aggregate investment in EWGs and FUCOS, respectively. Also state ratio of aggregate investment to the aggregate capital investment of the Scottish Power plc in PacifiCorp. ScottishPower’s consolidated retained earnings calculated in accordance with US GAAP as of March 31, 2004 were $3,860 million.

Investment in EWGs (USD $ 303.7 million)

Investment in FUCOS (USD $2,106 million)

Aggregate Investment in EWGs and FUCOs - USD $ 2409.7 million

Aggregate Capital Investment in PacifiCorp - USD $ 3,035 million

$ 2,409.7 million	= Ratio 79.4%
$ 3,035 million

Item 10 Financial Statements and Exhibits

Exhibit A

Financial Statements incorporated herein by reference are as follows:

The financial statements of Scottish Power plc, Scottish Power UK Holdings Ltd, ScottishPower NA 1 Ltd, ScottishPower NA 2 Ltd, PacifiCorp Holdings Inc, PacifiCorp Int’l Group Holdings Company and PPM Energy Inc and their subsidiaries, listed under ITEM 8 of their combined Annual Report on

Form 20-F for the year ended March 31, 2004 See also PacifiCorp Form 10-K and Form 20-F – SEC File No. 001-14676 (filed June 25, 2004)

Exhibit B

Articles of organization and bylaws for each subsidiary.

Exhibit C

Exhibit C of Form U5S filed 7/31/2001 File No. 001-14676

Exhibit D

D-1 Tax Allocation Agreement filed on Form SE

D-2 Summary of Indebtedness and Tax Worksheets - (filed as an amendment under confidential treatment pursuant to Rule 104, as PHI federal income tax returns now finalised)

Exhibit E

Filed on Form SE

Exhibit F

Financial Statements – See also Form 20-F – SEC File No. 001-14676 (filed June 25, 2004)

Exhibit G (formerly Exhibit H)

An organization chart as at March 31, 2004

Exhibit H (formerly Exhibit I)

Financials as at March 31, 2004 are attached.

Separate Financials for EWGs and FUCOs – filed on Form SE

See Form 20F - SEC File No. 001-14676 Dated 6/25/2004.

SIGNATURE

Each undersigned system company has duly caused this amended annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

ScottishPower plc

By	/s/ David T. Nish
David T. Nish Finance Director

Attest:

/s/ James Stanley
James Stanley Solicitor

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached annual report dated January 12, 2005, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David T. Nish
David T. Nish

Subscribed and sworn to before me

this 12 January 2005

My commission expires: